December 11, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTI BioPharma Corp.
Registration Statement on Form S-3 (File No. 333-251161)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CTI BioPharma Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 15, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden C. Berns at (917) 302-4510 or emailing bberns@gibsondunn.com.

Sincerely,

CTI BioPharma Corp.

/s/ David Kirske
David Kirske
Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP